October 20, 2005

Mr. Michael Moran, Esq.
United States Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549

Re:        Southern Natural Gas Company
        Form 10-K for the year ended December 31, 2004
        Filed March 29, 2005
        File No. 1-2745

Dear Mr. Moran:

We are in receipt of your letter dated September 29, 2005, commenting on the above referenced documents. Below are the comments contained in your letter followed by our responses. In preparing our responses, we acknowledge the following:

-	We are responsible for the adequacy and accuracy of the disclosure in our filings;
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and
-	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Southern Natural Gas Company Form 10-K for the year ended December 31, 2004

General

1.	Your approved FERC rate of return is useful information. Prospectively, please disclose such information.

Response
Our current FERC settlement does not have a stated or approved rate of return. In future filings, should we receive an approved FERC rate of return, we will disclose such information.

2.	Explain to us what consideration you gave to the adoption of SFAS no. 143. Please be detailed in your response.

Response
Our initial adoption of SFAS No. 143 involved compiling an inventory of our assets, and reviewing them for asset retirement obligations (AROs). From this evaluation, we identified three primary types of assets where AROs could exist: our mainline system, our onshore and offshore supply facilities and our storage fields and wells. At adoption, we made no additional accruals related to AROs based on our view that, with the exception of certain offshore supply facilities, there are no legal obligations to dismantle our assets and they have indefinite lives. As part of adoption, we did reclassify as a liability, amounts related to retiring offshore facilities, which were previously accrued as AROs and included in accumulated depreciation. The total amount reclassified was approximately $17 million and related to what is referred to as “negative salvage”, which is a regulatory liability recoverable through our rate structure. Our conclusions on SFAS No. 143 are further discussed below:

Mainline systems:
Our mainline system 1) is not subject to any dismantlement requirements under our “right of way” or lease agreements; 2) must be maintained and operated under the requirements of the Natural Gas Act unless we are given specific approval to cease system operations; and 3) is not subject to any state or federal regulatory dismantlement requirement. In addition, interstate pipelines, with proper repair and maintenance, have the ability to be operated for an indefinite life. As part of our adoption of SFAS No. 143, we also evaluated the fact that some of the equipment associated with the operation of our mainline system wears out at relatively predictable intervals, and there is an expectation that it will be replaced. SFAS No. 143 addressed disposing of the replaced asset as an ARO. However, such replacements do not result in a material disposal cost. In fact, they are generally sold as scrap. Based on these factors, no ARO amounts were accrued related to our adoption of SFAS No. 143.

Offshore facilities:
Unlike our onshore mainline system, our offshore system relies more on specific locations of adequate gas supplies to support the operation of the facilities. Once reserves in a specific location are depleted, removal of the facilities may be required.  Prior to our adoption of SFAS No. 143, we accrued the cost of our obligation to remove assets as required by state or federal regulations (i.e. FERC).  These obligations were previously recorded as negative salvage (a regulatory liability), and accrued based on management’s best estimate of when the abandonment activity would be performed by the Company.  As part of our adoption of SFAS No. 143, we evaluated whether additional obligations should be recorded.  Based on this evaluation, the Company concluded that no additional obligations exist, other than those stipulated by the FERC regulations under which the Company is subject.

However, in accordance with SFAS No. 143, we did reclassify $17 million of negative salvage, as previously recorded under state and federal regulations, from accumulated depreciation to a liability.

Storage Fields and Wells:
The decision to abandon storage fields and wells is within the discretion of the company, and no legal obligation to dismantle these assets exists unless we abandon the facility. Because these assets have an indefinite life, with appropriate maintenance, our policy has historically been to accrue retirement obligations at the time we make a decision to abandon the facilities or cease utilizing them at their current intended use. As such, we did not accrue any amounts at the time we adopted SFAS No. 143 because we had no plans to abandon any of our storage facilities. We evaluate our plans each year, which may result in obligations in the future.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5

Capital Expenditures, page 8

3.
Explain to us your capitalization policy with respect to maintenance expenditures. In this regard, we noted a significant increase in the amount of capitalized maintenance expenditures in 2004, as compared with 2003. Also, explain if your capitalization policy is consistent with that of your parent.

Response
We capitalize costs if the expenditure is made to replace a property unit or the expenditure results in a betterment of the asset. Otherwise, we expense such costs. This policy is consistent with that of our parent company, El Paso Corporation. In 2004, our maintenance capital expenditures were approximately $23 million higher than 2003. This increase was due to a number of items, including higher costs of $8 million incurred as a result of Hurricane Ivan, $8 million of costs to comply with clean air and pipeline integrity regulations (consistent with the treatment of these items required by the FERC) and approximately $7 million of other, individually insignificant pipeline-related costs.

1. Basis of Presentation and Summary of Significant Accounting Policies, page 21

4.	Prospectively, ensure that you will disclose the composite rates of depreciation for your regulated property.

Response
Our Form 10-K (page 23) discloses the range of our rates of depreciation. All of our property subject to depreciation is regulated property. Of the range we disclose, the most significant asset is our onshore transmission system which is depreciated at a rate of 1.55%. Given that this is our largest asset, we will disclose this rate in future filings, in addition to the range we have already disclosed.

2. Income Taxes, page 25

5.	Explain if you have provided a deferred tax liability for the equity component of the allowance for funds used during construction.

Response
As required by SFAS No. 109, we currently have provided a deferred tax liability related to the equity component of our AFUDC of approximately $27 million.

Debt and Other credit Facilities, page 27

6.
Prospectively, enhance your long-term debt table to include the month that your bonds will mature. Please also disclose any call or sinking fund terms or indicate which bonds are non-callable. See Rule 5-02 or Regulation S-X as well as paragraph 4 to SFAS no. 129.

Response
Our bonds do not have any sinking fund requirements or any other similar restrictions. We do have the ability to call $400 million of our debt after March 15, 2007 and another $600 million at our sole discretion, at any time. We would be obligated to pay principal, accrued interest and a make-whole premium to redeem the debt. At this time, we have no intent to call this debt. In future filings, we will disclose these call provisions. We have evaluated disclosing the month of maturity, but do not believe the disclosure of this information would be helpful or meaningful to our bondholders, which represent all of our non-affiliated investors, and whom we believe are aware of the maturity dates of their debt instruments.

11. Investments in Unconsolidated Affiliates and Transactions with Affiliates, page 35

7.
Please reconcile the amount of income recorded from your equity method investments to the amount reported on the investee’s consolidated statements of income. Furthermore, explain in detail why you have timing differences related to these investees, and quantify such differences for us for the past three years.

Response

(In millions)	2004	2003	2002
Proportionate share of equity in earnings of investee (based on audited financial statements)	$76	$50	$60
Timing differences	(2)	5	(5)
Amortization of allocated purchase price of Citrus	4	-	-
Equity in earnings of investees in income statement	$78	$55	$55

We have two equity investments, Citrus Corporation and Bear Creek Gas Storage Company. Timing differences typically relate to adjustments on the largest of these investments, Citrus. We do not typically have such differences at Bear Creek. In accounting for our investment in Citrus, we estimate our equity earnings each month, and then evaluate actual results once received. Differences are generally insignificant and are adjusted in the following month. The majority of timing differences noted above relate to differences that arose as part of Citrus’ audit process. This audit is typically not completed until March, shortly before the filing of our financial statements. We evaluated each of these differences and did not believe they were quantitatively or qualitatively material to our overall results for that year to warrant opening our accounts for these adjustments. In 2002 and 2003, these timing differences were $5 million related to an adjustment of the value of a derivative contract held by Citrus recorded during Citrus’ 2002 audit process. The adjustment would have resulted in additional income in 2002, but because of the lateness of the entry, and its immateriality, the adjustment was not recorded by us until 2003. In 2004, this difference was $2 million related to miscellaneous audit adjustments.

In addition to timing differences, when we acquired our investment in Citrus, it was at a discount to the underlying book value of Citrus’ net assets, which resulted in a credit that is amortized into income. In most years, this amortization is insignificant. However, during 2004, we determined that we had inappropriately written off this credit amount as “negative goodwill” in 2001 with our adoption of SFAS 141 and 142. Upon restatement of our financial statements, we reinstated this credit and recorded accumulated amortization to adjust that credit balance to the appropriate level. However, we did not record the accumulated amortization associated with this adjustment in the 2002 or 2003 financial statements.  Therefore, the total adjustment that was reflected in 2004 equity earnings was $4 million of income. This adjustment to amortization was not quantitatively or qualitatively material to our earnings to any previous year. This restatement is discussed and the related adjustment is disclosed on page 21 of our Form 10-K.

General

Should you have any further questions regarding our responses to your comments or need further information to assist in your review, please contact Greg Gruber at (713) 420-4734, or Frank Olmsted, Director of Financial Reporting, at (713) 420-3707.

Sincerely, /s/ D. Mark Leland
D. Mark Leland Executive Vice-President and Chief Financial Officer El Paso Corporation